AUTOHOME INC.

10th Floor Tower B, CEC Plaza, 3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

January 19, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Autohome Inc. (the “Company”)
Responses to the Letter Dated January 6, 2016 regarding
Form 20-F for the Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed March 27, 2015
(File No. 001-36222)

Dear Ms. Collins and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated January 6, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F. The Staff’s comments are repeated below and followed by the responses thereto.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues, page 65

1.	In response to prior comment 3 you state that you will revise your disclosures in future Form 20-F filings in substantially the same form consistent to the company’s earnings release as filed on the Form 6-K dated November 6, 2015. Please confirm that you intend to include a quantified discussion of average revenue per automaker and dealer advertisers and the number of automaker and dealer advertisers, which you identify as key drivers for revenue growth in your response.

The Company respectfully advises the Staff that it intends to include a quantified discussion of average revenue per advertiser and the number of advertisers in its future 20-F filings to the extent that the growth of average revenue per advertiser and the number of advertisers remain to be key drivers of its revenue growth.

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86 (10) 5985-7386 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4863. Thank you.

Very truly yours,

/s/ James Zhi Qin
James Zhi Qin
Director and Chief Executive Officer

cc:	Nicholas Yik Kay Chong, Chief Financial Officer, Autohome Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Grace Lim, Partner, Ernst & Young Hua Ming LLP